WESTMOORE   INVESTMENT ENTREPRENEURS

8141 E. KAISER BLVD, SUITE 312, ANAHEIM HILLS, CALIFORNIA 92808 • P. 800.503.7775 • F. 714.998.4425 • WWW.WESTMOOREINC.COM

September 24, 2008

Mr. James Rosenberg
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:          Westmoore Holdings, Inc.
Form 10-KSB for the Year Ended December 2007
Form 10-QSB for the Period Ended March 31, 2008
File No. 000-33153

Dear Mr. Rosenberg:

In a letter addressed to Mr. Matthew Jennings, dated September 16, 2008, you made the following comments:

Internal Control Over Financial Reporting

1.    We note that in your amended 10-KSB your management has again concluded  that disclosure controls and procedures were effective as of the end of the  financial year.  In our letter dated July 29, 2008, we asked you to consider  whether management’s failure to provide its report ion internal control over  financial reporting impacts its conclusion regarding the effectiveness of your  disclosure controls and procedures as of the end of the fiscal year.  Please tell us  the factors you considered and highlight for us those factors that supported your  conclusion.  In particular, please explain how you considered the definition of  disclosure controls and procedures provided in Rule 13a-15(e), which indicates  that effective controls and procedures would ensure that information required to  be disclosed by the issuer is recorded, processed, summarized and reported within  the time periods specified in the Commission’s rules and forms.  In addition, as  discussed in Compliance and Disclosure Interpretation 115.02. which you can  find at http://www.sec.gov/disvisions/corpfin/guidance/regs-kinterp.htm, failure  to file management’s report on Internal Control over Financial Reporting rendered  your annual report materially deficient and also rendered the company not timely  or current in its Exchange Act Reporting.  In light of these facts, please explain  how you could conclude that disclosure controls and procedures were effective.   Alternatively, please further amend the 10-KSB to disclose management’s revised  conclusion on the effectiveness of your disclosure controls and procedures, i.e.,  that DC&P were not effective as of the end of the fiscal year.

Westmoore Holdings, Inc. response to comment Number 1:

We have amended the 10-KSB to include the following language on Pg. 10:

Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded (as of December 31, 2007 and as amended on September 8, 2008 as a result of management’s further review of these matters), that our disclosure controls and procedures were not effective because of the untimely filing of the management report on the internal controls. We have since taken steps to ensure that our disclosure controls and procedures will be effective in that we will be able to timely file the management report in all future filings with the Securities and Exchange Commission.

General

2.    We note that a letter was not filed as CORRESP with your amended Form 10- KSB.  In our letter dated July 29, 2008 we requested that management furnish, in  a letter, a statement from the company acknowledging that management furnish,  in a letter, a statement from the company acknowledging that:

•	The company is responsible for the adequacy and accuracy of the disclosure in the filing.
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Westmoore Holdings, Inc. response to comment Number 2:

Westmoore Holdings, Inc. acknowledges that the following statements are true:

•	The company is responsible for the adequacy and accuracy of the disclosure in the filing.
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

 Please let me know if you have any questions or need anything further from Westmoore Holdings, Inc.

Sincerely,

/s/ Matthew Jennings
Matthew Jennings
Chief Executive Officer and
Acting Chief Financial Officer